CONNER & WINTERS
TULSA	ATTORNEYS & COUNSELORS AT LAW	William G. von Glahn	Vicki Bronson*

Henry G. Will

Joseph J. McCain, Jr.

Lynnwood R. Moore, Jr.

Robert A. Curry

Steven W. McGrath

D. Richard Funk

Randolph L. Jones, Jr.

J. Ronald Petrikin

Larry B. Lipe

James E. Green, Jr.

Martin R. Wing

John W. Ingraham

Andrew R. Turner

Gentra Abbey Sorem

R. Kevin Redwine

Tony W. Haynie

Bruce W. Freeman

David R. Cordell

John N. Hove

C. Raymond Patton, Jr.

Paul E. Braden

Robert J. Melgaard

P. Scott Hathaway

Lawrence A. Hall

Timothy T. Trump

Mark E. Dreyer

Nancy E. Vaughn

Gregory D. Renberg

Mark D. Berman

Katherine G. Coyle

Beverly K. Smith

Melodie Freeman-Burney

R. Richard Love, III

Robert D. James

Stephen R. Ward

Jeffrey R. Schoborg

Anne B. Sublett

J. Ryan Sacra

Jason S. Taylor

Katy Day Inhofe

Stephan A. Wangsgard

Julia Forrester-Sellers

Melinda L. Kirk

P. Bradley Bendure

Kathryn J. Kindell

Amy M. Santee

Cara M. Hair

Alissa A. Hurley

Heather Holt Bilderback

Debra R. Stockton

Shelley L. Carter

Jed W. Isbell

Conner & Winters, LLP

3700 First Place Tower

15 East Fifth Street

Tulsa, Oklahoma 74103-4344

918-586-5711

Fax 918-586-8982

www.cwlaw.com

Writer’s Direct Number

918-586-5691

Writer’s Fax Number

918-586-8691

Writer’s E-mail Address

lmoore@cwlaw.com

Bob F. McCoy

John E. Barry

James R. Ryan

Russell H. Harbaugh, Jr.

David O. Cordell

OKLAHOMA CITY

Irwin H. Steinhorn

John W. Funk

Jared D. Giddens

Kiran A. Phansalkar

Mitchell D. Blackburn

Mark H. Bennett

Bryan J. Wells

Laura McCasland Holbrook

John E. Gatliff II

J. Dillon Curran

William M. Lewis

L. Belynn Whatley

Peter B. Bradford

Shelia L. Darling

NORTHWEST ARKANSAS

John R. Elrod*

Greg S. Scharlau

Terri Dill Chadick

Todd P. Lewis*

P. Joshua Wisley

Charles E. Scharlau*

WASHINGTON, D.C.

G. Daniel Miller*

Henry Rose*

Erica L. Summers*

HOUSTON, TEXAS

Pamela H. Stabler*

JACKSON, WYOMING

Randolph L. Jones, Jr.

SANTA FE, NEW MEXICO

Douglas M. Rather

Benjamin C. Conner

        1879-1963

John M. Winters, Jr.

        1901-1989

*Not Admitted in Oklahoma

February 21, 2005

Via Fax

Mr. Jeffrey A. Shady

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:          Jameson Inns, Inc.

Amendment	No.2 to Form S-3 filed December 30, 2004
File	No. 333-119016

Dear Jeff:

This letter is being submitted pursuant to your request. The purpose of this letter is to explain the procedures which Jameson Inns, Inc. (the “Company”) agrees to implement regarding electronic delivery of documents in the Jameson Stock Awards Program (the “Program”). This is the issue addressed in comment no. 4 of your January 28, 2005 comment letter and in the draft of our proposed response which was submitted to you on February 10, 2005. It is proposed that each prospectus will be amended to incorporate the terms discussed below and our response to your January 28, 2005 comment letter will be appropriately revised from the draft previously submitted to you.

When participants enroll in the Program, they will receive both the Frequent Guest Loyalty Program and Direct Stock Purchase Plan prospectuses along with the enrollment form. If the enrollment form is written, the enrollees will receive written copies of the final prospectuses. If they enroll online, there will be links to each of the final prospectuses.

The enrollment form will require that each enrollee consent to electronic delivery of all of the documents related to the offering, which would include any amendments or supplements to

February 21, 2005

the final prospectuses and copies of the final prospectuses, each time shares are issued to the participant in the Program. This consent will also provide that unless and until it is revoked, all subsequent shareholder materials and communications may be delivered electronically as well. However, the consent to delivery of subsequent materials and communications (as opposed to the documents relating just to the offering of the shares) will be revocable and that fact will be noted on the form. Upon revocation, the participant will begin receiving written copies of these materials. Participation in the Program will not be terminated because of a participant’s revocation of consent to electronic delivery of these materials. The participant will continue to receive shareholder materials in hard copy via U. S. mail.

Further, participants will be sent confirmations electronically each time shares are credited to their Program accounts for hotel stay credits or for direct stock purchases. These confirmations will comply with Rule 10b-10 of the Securities Exchange Act, as amended, and will have links to the final prospectuses, including any amendments and supplements that might then be applicable.

We hope that this letter clarifies the revised terms of the Program as we discussed on the telephone. If you have further questions or comments, please do not hesitate to call me directly.

Yours very truly,

/s/ Lynn
Lynnwood R. Moore, Jr.

Cc:  Jameson Inns, Inc.

        Brinson Patrick Securities Corporation

        Lehman & Eilen LLP